

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 25, 2011

<u>Via U.S. Mail and Facsimile to 310-352-4370</u>

Brian B. Sagheb
Chief Executive Officer
Phototron Holdings, Inc.
20259 Ventura Boulevard
Woodland Hills, CA 93164

> **Re: Phototron Holdings, Inc.**
> **Current Report on Form 8-K**
> **Filed April 20, 2011**
> **File No. 000-50385**

Dear Mr. Sagheb:

     We have completed our review of your filings and do not have any further comments at this time.

> Sincerely,
>
> /s/ Kathleen Krebs for
>
> Larry Spirgel
> Assistant Director